May 9, 2016

Securities and Exchange Commission
Division of Corporation Finance

110 F Street, N.E.
Washington, D.C. 20549

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-3 (File No. 333-209833)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReWalk Robotics Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-209833), as amended, to 4:00 p.m., Eastern Time, on Monday, May 9, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

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3 Hatnufa St. 6th fl., P.O.B. 161, Yokneam Ilit 2069203, Israel, T. 972 4 959 0123, F. 972 4 959 0125,
www.rewalk.com

Sincerely,

REWALK ROBOTICS LTD.

By: /s/ Larry Jasinksi _______

    Name: Larry Jasinski

    Title: Chief Executive Officer

3 Hatnufa St. 6th fl., P.O.B. 161, Yokneam Ilit 2069203, Israel, T. 972 4 959 0123, F. 972 4 959 0125,
www.rewalk.com